UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

Lorus Therapeutics Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
544191109
(CUSIP Number)
Georg Ludwig
ConPharm Anstalt
Grossfeld 10
FL 9492 Eschen
Liechtenstein
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	544191109	13D

1.	NAMES OF REPORTING PERSONS ConPharm Anstalt

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Liechtenstein

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,998,750

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		39,998,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,998,750

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 2 of 10 Pages

CUSIP No.	544191109	13D

1.	NAMES OF REPORTING PERSONS High Tech Beteiligungen GmbH & Co. KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	German

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,998,750

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		39,998,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,998,750

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 3 of 10 Pages

CUSIP No.	544191109	13D

1.	NAMES OF REPORTING PERSONS High Tech Private Equity GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Germany

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,998,750

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		39,998,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,998,750

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 4 of 10 Pages

CUSIP No.	544191109	13D

1.	NAMES OF REPORTING PERSONS Georg Ludwig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	German

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,998,750

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER

		39,998,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,998,750

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 5 of 10 Pages

CUSIP No. 544191109	13D
This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on July 24, 2006, as amended by Amendment No. 1 thereto, filed on August 31, 2006, as further amended by Amendment No. 2 thereto, filed on May 4, 2007 and as further amended by Amendment No. 3 thereto, filed on July 10, 2007 (as amended hereby, the “Schedule 13D”) by High Tech Beteiligungen GmbH & Co. KG (“HTB”); High Tech Private Equity GmbH (“HTPE”); ConPharm Anstalt (“ConPharm”); and Georg Ludwig (“Mr. Ludwig”), and relates to the common shares, no par value (the “Common Shares”) of Lorus Therapeutics Inc.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by adding the following immediately after the last paragraph of such Item:
“On August 7, 2008, the Reporting Persons exercised Rights (as defined in Item 5(c)) to purchase 7,272,500 units of New Lorus at a price per unit of Cdn$0.13. Each unit (“Unit”) was comprised of one Common Share and one-half of one common share purchase warrant (each, a “Warrant”) of New Lorus. The Units separated into Common Shares and Warrants immediately upon closing of the Rights Offering (as defined in Item 5(c)). Accordingly, upon completion of the Rights Offering, the Reporting Persons acquired ownership of 7,272,500 Common Shares and 3,636,250 whole Warrants. Each whole Warrant entitles the Reporting Persons to acquire one Common Share of New Lorus at an exercise price per Common Share of Cdn$0.18 at any time prior to 5:00 p.m. on August 7, 2010.
Collectively, the 7,272,500 Common Shares acquired by the Reporting Persons by their purchase of such Units, and the 3,636,250 Common Shares that the Reporting Persons are entitled to purchase upon exercise of such Warrants, represent approximately 4.3% of the outstanding Common Shares of New Lorus based on 247,354,622 Common Shares disclosed by New Lorus to the Reporting Persons to be outstanding on August 7, 2008 immediately following the closing of the Rights Offering and adding to such number for purposes of this calculation the 3,636,250 additional Common Shares of New Lorus that would be outstanding upon the exercise by the Reporting Persons of the 3,636,250 Warrants held by them. Following the purchase of the Units, and including the Common Shares the Reporting Person are entitled to purchase upon exercise of their Warrants, the Reporting Persons hold in the aggregate 39,998,750 Common Shares of New Lorus, representing approximately 15.9% of the outstanding Common Shares of New Lorus (including for purposes of this calculation the 3,636,250 additional Common Shares of New Lorus that would be outstanding upon the exercise by the Reporting Persons of the 3,636,250 Warrants held by them).
The aggregate purchase price paid by the Reporting Persons for the 7,272,500 Units purchased by them in the Rights Offering was Cdn$945,425.00, and was paid by the Reporting Persons out of working capital.”
Item 5. Interest in Securities of the Issuer
     Subsections (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a)	“Based on 247,354,622 Common Shares issued and outstanding as at August 7, 2008, as disclosed by New Lorus to the Reporting Persons on August 8, 2008, plus the 3,636,250 additional Common Shares of New Lorus that would be outstanding

Page 6 of 10 Pages

CUSIP No. 544191109	13D
upon the exercise by the Reporting Persons of the 3,636,250 Warrants held by them, as of the date hereof:
(i)	HTB beneficially owns 39,998,750 Common Shares, which represents approximately 15.9% of the total issued and outstanding Common Shares;

(ii)	HTPE, through its control of HTB, is deemed to control an aggregate 39,998,750 Common Shares, which represents approximately 15.9% of the total issued and outstanding Common Shares;

(iii)	ConPharm, is deemed to control an aggregate 39,998,750 Common Shares, which represents approximately 15.9% of the total issued and outstanding Common Shares;

(iv)	Mr. Ludwig, through his control of ConPharm, is deemed to control an aggregate 39,998,750 Common Shares, which represents approximately 15.9% of the total issued and outstanding Common Shares;

(v)	AVIDA, through its control of HTPE may be deemed to control an aggregate 39,998,750 Common Shares, which represents approximately 15.9% of the total issued and outstanding Common Shares; and

(vi)	DEWB, may be deemed to control HTPE and, as a result, may be deemed to control an aggregate 39,998,750 Common Shares, which represents approximately 15.9% of the total issued and outstanding Common Shares.
To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D is the record or beneficial owner of, nor does any such person control, any Common Shares.
(b)	As of the date hereof:
(i)	none of the Reporting Persons, AVIDA or DEWB has sole power to vote or dispose of, or to direct the vote or disposition of, any Common Shares;

(ii)	each of the Reporting Persons has shared power to vote or dispose of, or to direct the vote or disposition of, 39,998,750 Common Shares; and

(iii)	each of AVIDA and DEWB may be deemed to have shared power to vote or dispose of, or to direct the vote or disposition of, 39,998,750 Common Shares.
To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D has the power in his/her individual capacity to vote (or direct the vote) or dispose (or direct the disposition) of any Common Shares.
(c)	The Reporting Persons exercised 29,090,000 rights (“Rights”) to acquire 7,272,500 Units of New Lorus at a purchase price of Cdn$0.13 per Unit. See Item 3 for a description of the Common Shares and Warrants comprising the Units.

Page 7 of 10 Pages

CUSIP No. 544191109	13D
Each Right was issued by New Lorus in connection with an offering of Rights (the “Rights Offering”) to subscribe for Units made by New Lorus pursuant to a short-form prospectus dated June 27, 2008 and filed with the applicable Canadian securities regulators. Each holder of Common Shares of New Lorus on July 9, 2008 (the “Record Date”) was entitled to receive one Right for each Common Share it held on the Record Date. Four Rights entitled the holder thereof to purchase one Unit prior to 5:00 p.m. on August 7, 2008. The Rights Offering closed on August 7, 2008. The Reporting Persons were issued 29,090,000 Rights in the Rights Offering, all of which were exercised by the Reporting Persons.
Other than the exercise of such Rights, none of the Reporting Persons has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof. To the knowledge of the Reporting Persons, none of AVIDA, DEWB or any of the persons named on Schedule A has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended by adding the following immediately after the last paragraph of such Item:
     "Warrants
The 3,636,250 Warrants acquired by the Reporting Persons upon exercise of their Rights in the Rights Offering, as described above, are governed by the terms of a warrant indenture (the “Warrant Indenture”) dated June 27, 2008 between New Lorus and Computershare Trust Company of Canada. A copy of the Warrant Indenture as filed by New Lorus with securities commissions in Canada on SEDAR is filed as an exhibit to this Schedule 13D.
Each whole Warrant held by the Reporting Persons will entitle them to purchase one Common Share of New Lorus at a price of Cdn$0.18. The exercise price and the number of Common Shares issuable upon exercise of the Warrants are both subject to adjustment upon the occurrence of certain events in accordance with the terms of the Warrant Indenture. The Warrants may be exercised at any time prior to 5:00 p.m. (Toronto time) on the date that is 24 months following the closing date of the Rights Offering.”
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended by adding the following immediately after subsection (f) of such Item:
“(g)	Share Purchase Warrant Indenture, dated June 27, 2008, between Lorus Therapeutics Inc. and Computershare Trust Company of Canada.”

Page 8 of 10 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated  August 8, 2008

HIGH TECH BETEILIGUNGEN GMBH & CO. KG
By:	/s/ Dr. Jochen Kalbe
	Name:	Dr. Jochen Kalbe
	Title:	Managing Director

By:	/s/ Christian Schuette
	Name:	Christian Schuette
	Title:	Managing Director

HIGH TECH PRIVATE EQUITY GMBH
By:	/s/ Dr. Jochen Kalbe
	Name:	Dr. Jochen Kalbe
	Title:	Managing Director

By:	/s/ Christian Schuette
	Name:	Christian Schuette
	Title:	Managing Director

CONPHARM ANSTALT
By:	/s/ Georg Ludwig
	Name:	Georg Ludwig
	Title:	Managing Director

/s/ Georg Ludwig
Georg Ludwig

Page 9 of 10 Pages

INDEX OF EXHIBITS

Exhibit
Number	Description

1.	Share Purchase Warrant Indenture, dated June 27, 2008, between Lorus Therapeutics Inc. and Computershare Trust Company of Canada.

Page 10 of 10 Pages